NASDAQ: NLMC                                                    DECEMBER 2, 1996


                            NORTH LILY MINING COMPANY
                         APPROVES CAPITAL CONSOLIDATION

At the annual shareholders' meeting of North Lily Mining Company on November 22, 1996, the shareholders approved a one-for-ten split of the nearly 30 million outstanding common shares of the Company.

Speaking from Denver, the Company's president, Steve Flechner, stated that this painful capital consolidation finally repositions the Company for growth by making shares available to raise needed working capital and to acquire assets. The effective date for the capital consolidation to less than 3 million shares is December 8, 1996. Accordingly, the common stock will begin trading on this consolidated basis upon the opening of trading on December 9, 1996.

The Company's shareholders also adopted a Stock Option Plan and Restricted Stock Plan which will be important in attracting and keeping qualified management personnel. The following persons were elected as directors of the Company. Stephen Flechner, Theodore Loud, John Twohig and W. Gene Webb.

Mr. Flechner also indicated that the Company is not effectuating the proposed acquisition of Tamarine's marine ventures because the transaction is not available on the terms approved by shareholders, and has not proven readily financeable as part of the natural resource Company. Tamarine is seeking separate financing, and offering a major interest to the Company for its prior funding and assistance.

The directors and management of the Company sincerely thank the shareholders for their continued support. Based upon the capital consolidation, the Company is now pursuing financing and potential acquisitions.

For further information, please contact Steve Flechner or Gene Webb at (303) 294-0427.


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